UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Bank, Ltd. (MUFG Bank)

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS)

Regarding Document Submissions Under Administrative Actions by the Financial Services Agency

Tokyo July 19, 2024 — On June 24, Japan’s Financial Services Agency (“FSA”) issued business improvement orders to MUFG Bank and MUMSS under Article 51, paragraph 2 and Article 51 of the Financial Instruments and Exchange Act, and request for reporting to MUFG and MUFG Bank under Article 52, paragraph 31-1 and Article 24, paragraph 1, of the Banking Act.

Today, MUFG, MUFG Bank, and MUMSS submitted documents including business improvement plans to the FSA based on its business improvement orders and request for reporting.

We sincerely apologize again for the inconvenience and concern this is causing our customers and other stakeholders.

We take these incidents very seriously, and will enact more effective policies to prevent recurrence, steadily implementing these business improvement plans across the Group to restore trust by realizing customer-centric sales activities that leverage the Group’s collective strengths.

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Regarding root causes of the incidents and measures for improvement, etc., reported in the documents submitted

1.	The incidents and their root causes

MUFG has been advancing collaboration between its Group companies in order to leverage the Group’s collective strengths to meet customers’ diverse needs. In this administrative actions, inappropriate activities, primarily in collaboration between MUFG Bank and MUMSS (“bank-securities collaboration;” also includes collaboration between MUMSS and Morgan Stanley MUFG Securities Co., Ltd.) to advance business were identified, including improper sharing of customer information between bank and securities, inadequate arrangements for managing corporate information (including trading by a former MUFG Bank employee solely in pursuit of their speculative profit), and solicitation/negotiations related to equity and bond underwriting, which are securities services that banks are not permitted to engage in. Having analyzed the causes of these incidents, we believe their root causes to be as follows.

(1)	Overall issue

There were procedures/rules and certain internal control frameworks in place while proactively advancing bank-securities collaboration. But considering the balance between messages promoting leveraging MUFG’s collective strengths to realize customer-centric sales activities through bank-securities collaboration, there was insufficient penetration of correct understanding and consciousness for complying with laws, regulations, etc., in such collaboration.

(2)	Issues in sales divisions

There was insufficient development of risk ownership by sales divisions amid the growth of bank-securities collaborative business.

(3)	Issues in risk management divisions

Internal control frameworks, which should be continuously reviewed in light of operational realities, were not sufficiently expanded, and clarification of operational processes and procedures/rules matching the reality of bank-securities collaboration did not progress. Furthermore, enhancement of the operating model to appropriately recognize risk with an understanding of the operational situation of sales divisions, and expansion of monitoring frameworks by risk management divisions (including risk management functions within sales divisions) were insufficient.

(4)	Issues in management

Management did not properly recognize risks around a possible imbalance between the messaging of advancing bank-securities collaboration and notifying/emphasizing relevant procedures/rules within sales divisions, and were not able to take appropriate action on the issues above.

2.	Measures for improvement to prevent recurrence

Based on the root causes of the incidents identified in 1. above, we have formulated the following improvement measures to prevent recurrence of such incidents. Specifically, via the following five improvement measures (“Revise/emphasize procedures/rules based on specific examples,” “Enhance training more in line with practice,” “Review performance evaluations and reemphasize the objective of group profitability management,” “Enhance monitoring framework at sales/risk management divisions,” and “Enhance management framework”) and improvement measures as the holding company, we will strengthen our management framework, compliance framework related to bank-securities collaboration, and internal control frameworks including our customer information management framework. Some of these measures have already been implemented.

We will continue and strengthen the improvement measures that have been implemented since the incidents occurred and steadily implement new improvement measures to strengthen our framework and regain the trust of our customers and other stakeholders.

(1)	Revise/emphasize procedures/rules based on specific examples

In addition to reinforcing basic procedures/rules that must be complied within the bank-securities collaborative business in line with the 2022 revision of the FSA Supervisory Guideline, we will clarify/emphasize the following procedures/rules in response to the incidents identified.

①	Clarify responses to requests for partial restrictions on comprehensive consent agreements for information sharing between bank-securities

➢

Clarify rules for responding to requests for partial restrictions on information sharing between bank-securities, made either verbally or through individual agreements, while maintaining blanket consent agreements for information sharing between bank-securities

➢	Implement centralized strict controls by risk management divisions regarding the above-mentioned requests

➢	Implement monitoring by risk management divisions on the status of implementation of partial restrictions on information sharing

②	Establish guidelines regarding the scope of internal sharing of corporate information

➢	Emphasize the perspective of the need-to-know principle in deciding what information shall be shared, even internally

③	Clarify and reemphasize operational rules regarding information sharing based on consent agreements

➢	Reemphasize the purposes for which information can be shared as stipulated in consent agreements

➢	Clarify operating rules for information sharing in line with the objectives specified in consent agreements

④	Clarify procedures/rules related to the Banking Act and Financial Instruments and Exchange Act (“financial law”) in a manner consistent with practice

➢	Clarify procedures/rules for more accurate understanding of financial law in a manner consistent with practice

⑤	Enhance integrated management of corporate information

➢	Establish an integrated bank-securities management framework for corporate information, whereas it is currently being managed independently, and realize consistent management and monitoring

⑥	Seamless management of consent agreements

➢	Establish a unified management framework of consent agreements managed in a cross-entity database, enabling timely sharing of information on the granting/withdrawal of consent agreements

(2)	Enhance training more in line with practice

In addition to performing training to disseminate the Code of Conduct and to notify/emphasize laws and regulations related to bank-securities collaborative business, enhance training in a more practical manner by including sharing specific case studies to address the incidents identified.

①	Enhance various training programs

➢

Training on handling of corporate information/consent agreement content (reemphasize the content/scope of information that can be shared between bank-securities based on consent agreements, and that corporate information should be shared to the minimum extent necessary)

➢

Training on personal account dealing by executives and employees (reemphasize personal account dealing procedures/rules for executives and employees, and raise awareness by showing videos based on specific examples of improper investing)

➢	Training on financial law (clarify and reemphasize the line between permissible/impermissible conduct in bank-securities collaboration)

➢

Study sessions on performance evaluations and group profitability management (penetration of the original purpose of performance evaluation/group profitability management in an easy-to-understand form, and notify/emphasize to the front line based on an understanding of the position of group profitability management in communication with customers)

➢	Discussion at the branch/division level based on specific examples on company-wide compliance training

➢	Expand training for executives (described in (5))

②	(MUFG Bank) Strengthen advisory functions for sales divisions

➢

Establish a new advisory function on what is permissible/impermissible under financial law in the practice of bank-securities collaboration, exceptional handling of information sharing consent agreements, etc.

➢	Monitor customer negotiation records and provide guidance and reminders based on trends identified in those records, as well as training/study sessions

③	Confirm penetration

➢	Continuously confirm the status of penetration by means of post-training verification tests, questionnaires, on-site interviews, etc.

(3)	Review performance evaluations and reemphasize the objective of group profitability management

Group collaboration, including bank-securities collaboration, is intended to meet the diverse needs of customers and realize customer-centric sales activities that leverage MUFG’s comprehensive strengths, and performance evaluation/group profitability management are only a measure of the results. In order to ensure that bank-securities collaboration is carried out in line with the original objectives, we will review the processes and procedures/rules related to performance evaluations and group profitability management and reemphasize key points.

①	Revise performance evaluations (rules for double-counting of profit between bank-securities)

➢

Exclude prior coordination of needs, etc., from the requirements for double-counting profit in evaluating the performance of bank-securities (preventing inappropriate coordination of information solely for the purpose of double-counting profit)

②	Reemphasize the purpose of and key points of group profitability management

➢	Reemphasize the purpose of group profitability management (a tool to measure whether customer-centric sales activities are being realized)

➢	Reemphasize key points when using group profitability management (an internal tool to measure whether customer-centric Group-based sales activities are being realized, not a tool for communication with customers)

③	Raise the weight of compliance items in organizational evaluations

➢	Enhance the existing organizational evaluation system by raising the weight of compliance risk items in organizational evaluations

➢	(MUFG Bank) Clarify the process for accurately capturing acts inimical to risk ownership in sales divisions and disqualifying them from performance evaluations when identified

➢	(MUFG Bank) Make it mandatory to include firewall regulations, corporate information management, other business regulations, etc., in sales divisions’ risk ownership management policies

(4)	Enhance monitoring framework at sales/risk management divisions

We have been working to enhance monitoring of customer negotiation records related to bank-securities collaborative products and have begun using AI to monitor internal and external communications. Based on the incidents identified, we will work to expand the coverage of products/projects and media, as well as to strengthen the monitoring framework for the Group as a whole.

①	Expand scope of monitoring

➢	Expand scope of monitoring to all stages from project generation to project closing

➢	Expand and periodically review products in scope of monitoring

➢	Expand target media for AI-based communication monitoring (customer negotiation records, emails, call recordings) through bank-securities collaboration.

②	Enhance monitoring framework

➢	Enhance integrated management of holding company/bank/securities risk management divisions and clarify monitoring control tower

➢	Realize prompt monitoring by establishing a framework for simultaneous bank-securities monitoring

➢	Prioritize allocation of additional resources to strengthen monitoring framework

➢	(MUMSS) Enhance unified monitoring framework with Morgan Stanley MUFG Securities

(5)	Enhance management framework

In response to the occurrence of the incidents identified, Crisis Control Headquarters headed by the President & CEOs of MUFG/MUFG Bank/MUMSS were established, and under the leadership of the management team, remedial measures were formulated based on an analysis of the root causes. Management is committed to steadily implementing and monitoring the progress of the remedial measures. In order to spread awareness of compliance with laws, regulations, etc., based on correct understandings, the management team will clearly communicate to executives and employees, and will work to enhance our management framework while striving to understand the actual situation through dialogue with those working at the front line. Since the involvement of executives in some of the incidents were recognized, we will also significantly strengthen our response towards executive officers.

①	Commitment by management

➢	Steady implementation/monitoring by management of the remedial measures formulated

➢	Communicate messages from top management regarding recognition of compliance risk, future actions related to this matter, etc.

➢	Enhance two-way communication between management and front line employees, and enhance understanding of the actual situation at the front line by the top management of business groups and units

②	Enhance training for executive officers, etc.

➢	Conduct training on firewall regulations/financial law when executive officers are appointed

➢	When executive officers are appointed, they will promise to comply with laws and regulations and to accept punishment for violations (retroactively from existing executive officers as well)

➢	Direct guidance by top management to executive officers in charge of sales (to executive officers appointed in the future as well)

➢

Establish/enhance training programs for executive officers (penetration of compliance awareness based on correct understandings of laws and regulations via inviting outside experts as lecturers and utilizing methods such as discussions, role-playing, and comprehension tests)

③	Enhance internal control framework in accordance with business risk

➢

Prioritize allocation of additional resources to personnel, systems, etc., to enhance internal control framework in accordance with business risk (review/enhance organizational structure, advisory functions, and monitoring framework)

④	Strengthen penalties for legal violations

➢	Enhance penalties for legal violations by executives/employees

⑤	Expand the purview of the Compliance Committee

➢

In addition to evaluating compliance risk/deliberating on compliance programs in each risk area, enhance risk verification in the axis of important measures of sales divisions/deepen deliberation on internal control framework for business risk

⑥	Verification by internal audit

➢	Internal audit divisions will verify the appropriateness of improvement measures and status of their operation/retention

(6)	Improvement measures as the holding company

MUFG, from its position as the holding company that oversees/supervises collaboration among Group subsidiaries, will enhance management and verify the consistency and effectiveness of the management framework and improvement measures of each Group company on a Group-wide basis, and will take the initiative in reviewing operations/processes across Group subsidiaries.

①	Review procedures/rules on a Group-wide basis

➢	Review procedures/rules of each Group company to ensure consistency and validity on a Group-wide basis

➢	Review procedures/rules related to operations/processes across Group companies

②	Enhance unified training on a Group-wide basis

➢	Confirm consistency and verify effectiveness on a Group-wide basis visa-vis enhancing training at each Group company (if necessary, create/provide unified training content)

➢	Caution and notify/emphasize through joint Group training (training for newly appointed executive officers, senior management training, integrity training, etc.)

③	Readjust bank-securities collaboration-related incentives on a Group-wide basis

➢	Confirmation/verification of performance evaluation/overall Group profitability management

④	Enhance monitoring framework on a Group-wide basis

➢	Enhance unified monitoring by risk management divisions of bank and securities

➢	Enhance monitoring framework at sales/risk management divisions of bank and securities

⑤	Enhance management frameworks on a Group-wide basis

➢	Monitor the progress of improvement measures by the Group Crisis Control Headquarters meeting headed by the President & Group CEO.

➢	Clarify commitment to compliance risk management as a Group through unified messaging by top management on a Group-wide basis

➢	Confirm/verify the appropriateness of resource allocation at each Group company

➢	Deliberate on internal control framework for business risk of important measures of business groups at the Group Compliance Committee

➢	Verify the effectiveness of improvement measures and the status of implementation/retention of measures through the above initiatives

3.	Disciplinary Actions Against Executives

Regarding the problems with bank-securities collaboration at MUFG Bank and MUMSS, management of corporate information, and monitoring framework in relation to these matters, we take our responsibility very seriously and will reduce compensation of the following executives.

(1)	MUFG

Member of the Board of Directors, Chairman

   Kanetsugu Mike   30% of monthly compensation × 5 months

Member of the Board of Directors, President & CEO (Representative Corporate Executive)

   Hironori Kamezawa    30% of monthly compensation × 3 months

(2)	MUFG Bank

Chairman of the Board of Directors (Representative of the Board of Directors)

   Naoki Hori   30% of monthly compensation × 2 months

President & CEO (Representative of the Board of Directors)

   Junichi Hanzawa   30% of monthly compensation × 3 months

(3)	MUMSS

Deputy Chairman (Chairman (Representative of the Board of Directors) of

Mitsubishi UFJ Securities Holdings)

   Saburo Araki   30% of monthly compensation × 2 months

President & CEO (Representative of the Board of Directors)

   Makoto Kobayashi   30% of monthly compensation × 3 months

In addition to the above, executives involved in this incident will be strictly disciplined according to internal rules.

Furthermore, we have requested certain retired executives return the equivalent amounts of their compensation, and have received their consent.

MUFG Bank former Member of the Board of Directors

   Muneya Taniguchi   10% of monthly compensation × 3 months

MUFG Bank former Senior Managing Executive Officer

   Taiju Hisai   30% of monthly compensation × 3 months

MUFG Bank former Managing Executive Officer

   Hiroshi Takimoto   10% of monthly compensation × 3 months

Mitsubishi UFJ Morgan Stanley Securities former Deputy President (Representative of the Board of Directors)

   Haruo Nakamura   30% of monthly compensation × 3 months

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 120,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.